                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                             Equalnet Holding Corp.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    294408109
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                                 (CUSIP Number)

                                 Dean H. Fisher
                            1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281/529-4686
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 6, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].




                                Page 1 of 9 Pages
                             Exhibit Index on Page 9

CUSIP No. 294408109                 13D                        Page 2 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Willis Group, LLC (76-0537286)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                9,081,633
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         9,081,633
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,081,633 shares of Common Stock beneficially owned or underlying currently exercisable warrants and a convertible note.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No. 294408109                 13D                        Page 3 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael T. Willis
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                500,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               9,081,633
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         500,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         9,081,633
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,581,633 shares of Common Stock beneficially owned or underlying currently exercisable warrants and a convertible note.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                 13D                        Page 4 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark Willis
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               9,081,633
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         9,081,633
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,081,633 shares of Common Stock beneficially owned or underlying currently exercisable warrants and a convertible note.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                 13D                        Page 5 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James T. Harris
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


          United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               9,081,633
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         9,081,633
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,081,633 shares of Common Stock beneficially owned or underlying currently exercisable warrants and a convertible note.
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP No. 294408109                 13D                        Page 6 of 9 Pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         On March 5, 1998, Michael T. Willis ("Mike Willis") entered into a Warrant Agreement with the Issuer pursuant to which he received, in exchange for a guarantee of certain financing, a warrant for the purchase of an additional 500,000 shares of Common Stock at $1.00 per share.

         On March 6, 1998, the Filing Persons and the Issuer consummated the transactions contemplated by the Agreements (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons acquired their shares of Common Stock as part of their previously described plan to acquire control of the Issuer. The Filing Persons currently do not intend to acquire additional shares of the Common Stock materially above their current ownership; however, the Filing Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease their investment in the Common Stock of the Issuer.

         On March 5, 1998, Mike Willis entered into the agreement described in
Item 3 above (collectively with certain agreements described in Amendment No. 1 and Amendment No. 2 to this Schedule 13D, the "Agreements") and on March 6, 1998, the Filing Persons consummated the transactions contemplated by the Agreements. The Filing Persons intend to control the board of directors of the Issuer as a result of its acquisition of these and additional shares of Common Stock.

         Except as set forth above in this Item 4, none of the Filing Persons nor, to the best of each Filing Person's knowledge, any of the executive officers or directors of such Filing Persons, as applicable, has any plans or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Filing Persons, other than Mike Willis, beneficially own or have the right to acquire in the form of currently exercisable warrants and a convertible note, directly or indirectly, 9,081,633 shares of Common Stock of the Issuer, which constitutes 59% of the Common Stock outstanding, and Mike Willis beneficially owns or has the right to acquire in the form of currently exercisable warrants and a convertible note, directly or indirectly, 9,581,633 shares of Common Stock of the Issuer, which constitutes 60% of the Common Stock outstanding, each based on the number of securities assumed to be outstanding on the Record Date (6,282,271) as contained in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 17, 1998 and including as outstanding the 9,081,633 shares and, in the case of Mike Willis, the additional 500,000 shares, owned by or issuable to The Willis Group or Mike Willis, as the case may be, under currently exercisable warrants and a convertible note. Such securities, or the rights thereto, were acquired pursuant to the transactions described in Item 3 hereof, the initial filing of, Amendment No. 1 and Amendment No. 2 to this Schedule 13D.

         (b) Of the shares beneficially owned by the Filing Persons, The Willis Group has, or will have, sole voting power and power to dispose of the 9,081,633 shares of Common Stock they own or have the right to acquire under currently exercisable warrants and a convertible note and each of Messrs. Mike Willis, Mark Willis and Harris, as 47.5%, 47.5% and 5% membership interest owners, respectively, of The Willis Group, have shared voting and dispositive power with respect to all such shares. Mr. Mike Willis will have sole voting power and power to dispose of the 500,000 shares of Common Stock he has the right to acquire under a currently exercisable warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        See Items 3 and 4 hereof.

CUSIP No. 294408109                 13D                        Page 7 of 9 Pages
-------------------                                            -----------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Warrant Agreement between the Issuer and Michael T. Willis dated March 5, 1998.

         2. Joint Filing Agreement, dated as of March 11, 1998, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.

CUSIP No. 294408109                 13D                        Page 8 of 9 Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE WILLIS GROUP, LLC


March 11, 1998                            By: /S/ MARK WILLIS
--------------                               -----------------------------------
   Date                                           Mark Willis, President



                                          /S/ MICHAEL T. WILLIS
                                          --------------------------------------
                                          Michael T. Willis



                                          /S/ MARK WILLIS
                                          --------------------------------------
                                          Mark Willis



                                          /S/ JAMES T. HARRIS
                                          --------------------------------------
                                          James T. Harris


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 294408109                 13D                        Page 9 of 9 Pages
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                                  EXHIBIT INDEX


Exhibit
-------

1.    Warrant Agreement between the Issuer and Michael T. Willis dated March 5,
      1998.

2. Joint Filing Agreement, dated as of March 11, 1998, among The Willis Group, Michael T. Willis, Mark Willis and James T. Harris.